United States
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13E-3
(Amendment No. 1)
Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
Salton, Inc.
(Name of Issuer)
Salton, Inc.
APN Holding Company, Inc.
Harbinger Capital Partners Master Fund I, Ltd.
Harbinger Capital Partners Offshore Manager, L.L.C.
Harbinger Capital Partners Special Situations Fund, L.P.
Harbinger Capital Partners Special Situations GP, L.L.C.
(Name of Person(s) Filing Statement)
Common Stock, Par Value $.01 per share
(Title of Class of Securities)
795757103
(CUSIP Number of Class of Securities)
William Lutz
Interim Chief Executive Officer and Chief Financial Officer
Salton, Inc.
1955 Field Court
Lake Forest, IL 60045
(847) 803-4600
Copies to:

Bruce Gutenplan, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000	Neal Aizenstein, Esq. Sonnenschein Nath & Rosenthal LLP 7800 Sears Tower Chicago, Illinois 60606-6404 (312) 876-8938
(Name, Address and telephone number of person authorized to receive notices and communications on behalf of persons filing statement)
This Statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.
Check the following box if the soliciting materials or information referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒
Calculation of Filing Fee

Transaction Value(1)	Filing Fee(2)
$170,476,743	$5,234

(1)	For purposes of calculating the filing fee only. The transaction value was based upon the product of 78,560,711, the maximum number of shares of common stock issuable in the transaction, and $2.17 per share, the average of the high and low price of the common stock on the New York Stock Exchange on April 10, 2007.

(2)	The filing fee was determined by multiplying .00003070 by the maximum aggregate value of the transaction.
     ☒ Check the box if any part of the fee is offset as provided by section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $5,234
Form or Registration No.: Schedule 14A — Preliminary Proxy Statement
Filing Party: Salton, Inc.
Date Filed: April 17, 2007

Introduction
          This Amendment No. 1 to the Rule 13E-3 Transaction Statement on Schedule 13E-3, (as amended, and together with the exhibits or annexes hereto, this “Schedule 13E-3”) is being filed by (1) Salton, Inc., a Delaware corporation (“Salton” or the “Company”), the issuer of the common shares, $.01 par value (the “Common Shares”), that is subject to the Rule 13e-3 transaction, (2) APN Holding Company, Inc., a Delaware corporation (“APN Holdco”), (3) Harbinger Capital Partners Master Fund I, Ltd., a Cayman Islands corporation (the “Master Fund”), (4) Harbinger Capital Partners Special Situations Fund, L.P., a Delaware limited partnership (the “Special Fund” and together with the Master Fund, “Harbinger Capital Partners”), (5) Harbinger Capital Partners Offshore Manager, L.L.C. (“Harbinger Management”), a Delaware limited liability company and the investment manager of the Master Fund and (6) Harbinger Capital Partners Special Situations GP, L.L.C., a Delaware limited liability company and the general partner of the Special Fund (“HCPSS”) (all of the foregoing collectively, the “Filing Parties” and each a “Filing Party”) and is the final amendment to the Schedule 13E-3. HMC Investors, L.L.C., a Delaware limited liability company (“HMC Investors”), is the managing member of Harbinger Management. Harbert Management Corporation, an Alabama corporation (“HMC”), is the managing member of HMC Investors. HMC- New York, Inc., a Delaware corporation (“HMCNY”), is the managing member of HCPSS. HMC is the parent of HMCNY. The Master Fund, Harbinger Management, HMC Investors, the Special Fund, HCPSS, HMCNY and HMC are collectively referred to herein as the “Harbinger Parties” and each a “Harbinger Party”. This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of February 7, 2007, by and among Salton, SFP Merger Sub, Inc., a wholly-owned subsidiary of Salton, and APN Holdco (as amended from time to time, the “Merger Agreement”).
Item 15. Additional Information
On August 1, 2007, the Company issued a press release announcing that the Company had received from APN Holdco written notice of termination of the Merger Agreement due to the failure of the merger to be consummated prior to the July 31, 2007 deadline specified in the Merger Agreement. A copy of the press release is attached hereto as Exhibit (a)(11) and is incorporated by reference into the Schedule 13E-3.
Item 16. Exhibits
Item 16 is amended by adding the following in the appropriate order:
“(a)(11)  Press Release dated August 1, 2007 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed with the SEC on August 1, 2007).”

Signatures
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 9, 2007

SALTON, INC.
/s/ William Lutz
Name:	William Lutz
Title:	Interim Chief Executive Officer and Chief Financial Officer

APN HOLDING COMPANY, INC.
/s/ William R. Lucas, Jr.
Name:	William R. Lucas, Jr.
Title:	Senior Vice President, General Counsel and Secretary

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners Offshore Manager, L.L.C.

By:	HMC Investors, L.L.C., Managing Member
By:	/s/ William R. Lucas, Jr.
	Name:	William R. Lucas, Jr.
	Title:	Executive Vice President

HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER, L.L.C.

By:	HMC Investors, L.L.C., Managing Member
By:	/s/ William R. Lucas, Jr.
	Name:	William R. Lucas, Jr.
	Title:	Executive Vice President

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC

By:	/s/ William R. Lucas, Jr.
	Name:	William R. Lucas, Jr.
	Title:	Executive Vice President

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, L.L.C.

By:	HMC — New York, Inc., Managing Member
By:	/s/ William R. Lucas, Jr.
	Name:	William R. Lucas, Jr.
	Title:	Executive Vice President